SCHEDULE 14A

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Eli Lilly and Company

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Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana
46285
U.S.A.

Phone 317 276 2000

March 4, 2002

Dear Shareholder:

In recent weeks, concerns about accounting practices at several companies have caused some observers to question more broadly the basic integrity of the financial reporting of U.S. firms.

As a Lilly investor, you rely on the fairness and accuracy of our financial reports. I wish to assure you that you can do so with confidence. Our most important corporate asset is the trust we have earned from all the people to whom we are accountable, including our investors. To maintain that trust, our accounting practices are guided by the highest standards of integrity. In our financial reporting, like all our public communications, we strive to be accurate, complete, clear, and timely.

As our business has become larger and more complex, we have worked hard each year to make our financial reports more informative and useful. While we're proud of our record, we know that investor confidence can never be taken for granted. As you review the enclosed reports, please consider these points:

• Continuing the legacy of the Lilly family, we strictly enforce conflict-of-interest rules that forbid employees from entering into arrangements which conflict, or appear to conflict, with the employee's loyalty to Lilly. We also have policies to ensure that the decisions of our board of directors are free of any actual or apparent conflict of interest.

• We have not and will not use partnerships or special-purpose entities inappropriately to distort our financial results or balance sheet.

• In our "Review of Operations" on pages 19-27 of the annual report, we strive to describe 2001 results—and to look forward into 2002 and 2003—through the "eyes of management" to help provide our financial results in a meaningful context. You'll note a new section this year, "Critical Accounting Policies," that we hope will help you understand how we apply the admittedly complex system of accounting principles to our worldwide operations.

• The audit committee of our board of directors monitors our financial reporting, our system of internal controls, our internal audit group, and the services provided by Ernst & Young, our independent auditor. Ensuring adequate independence of our outside auditors has long been a critical role of the audit committee; recently the committee has taken additional steps, including limiting nonaudit services provided by the independent auditor and adopting a stricter policy on audit partner rotation.

I hope you find that the enclosed reports build upon the trust you have placed in us. As our company moves forward, we intend to remain a leader in matters of corporate governance and investor disclosure.

As always, I thank you for supporting Lilly.

Sidney Taurel
Chairman of the Board, President, and Chief Executive Officer

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